## Contact

www.linkedin.com/in/angieluu
(LinkedIn)

## Top Skills

User Experience
User-centered Design
Axure RP

# Angie Luu

Design Lead at Bee | Design, Research, Strategy
Dallas-Fort Worth Metroplex

## Experience

**Bee**
2 years 4 months

SVP, Design & Strategy
January 2022 - Present (5 months)

Lead Experience Designer
February 2020 - January 2022 (2 years)

**Wilj Design Studio**
Experience Designer
January 2019 - Present (3 years 5 months)

Wilj Design Studio offers user experience design and strategy services. Wilj specializes in user research, design thinking, strategy, and UX/UI design.

**Capital One**
Senior UX Designer
April 2016 - November 2018 (2 years 8 months)
Dallas/Fort Worth Area

**SapientRazorfish**
UX Designer
November 2014 - April 2016 (1 year 6 months)

**aptitude LLC**
UX Designer
May 2014 - October 2014 (6 months)

**UT Dallas User Experience Club**
Secretary & Founding Member
January 2014 - June 2014 (6 months)
Richardson, TX

• Founded club to promote understanding and interest of UX on campus

• Organized meetings and events to foster a supportive community of students, alumni, and industry professionals

## MEplusYOU Agency
IA/UX Design Intern
January 2014 - May 2014 (5 months)

• Create and maintain wireframes and sitemaps that illustrate site layout, navigation, controls, and content prioritization
• Develop navigation structures that align with the defined user experience and business requirements

## Imaginuity Interactive
Creative Intern
May 2013 - December 2013 (8 months)

• Worked closely with creative and development teams to concept and produce artwork and websites
• Projects included responsive websites, marketing materials, web banners, and more for client and internal work

## Tandem Business Specialists, LLC
Portfolio Administrator
February 2011 - May 2013 (2 years 4 months)
Plano, TX

• Worked closely with clients and businesses to research and resolve issues
• Responsible for the timeliness and completion of several weekly, monthly, and quarterly tasks

## 2LuxMedia
Design Intern
September 2012 - February 2013 (6 months)
Richardson, TX

• Designed covers, posters, and marketing materials
• Assisted with the layout design and development of interactive ebook content for iBooks and Kindle

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# Education

## The University of Texas at Dallas
Emerging Media & Communication, Design and Visual Communications, General